STATEMENT OF INVESTMENTS

Dreyfus Municipal Income, Inc.

December 31, 2007 (Unaudited)

Long-Term Municipal Investments--157.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--6.7%				
Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC)	5.75	2/1/09	7,500,000 a	7,791,075
The Board of Trustees of the University of Alabama, HR (University of Alabama at Birmingham) (Insured; MBIA)	5.88	9/1/10	4,620,000 a	4,987,429
Alaska--3.7%				
Alaska Housing Finance Corporation, General Mortgage Revenue (Insured; MBIA)	6.05	6/1/39	6,845,000	6,941,514
Arizona--1.0%				
Pima County Industrial Development Authority, Education Revenue (American Charter Schools Foundation Project)	5.63	7/1/38	2,000,000	1,874,420
Arkansas--1.5%				
Independence County, PCR (Entergy Arkansas, Inc. Project)	5.00	1/1/21	3,000,000	2,841,960
California--15.2%				
ABAG Financial Authority for Nonprofit Corporations, Insured Revenue, COP (Odd Fellows Home of California)	6.00	8/15/24	5,000,000	5,055,800
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	2,950,000	2,951,210
California Educational Facilities Authority, Revenue (Mills College)	5.00	9/1/34	2,000,000	1,970,880
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	2,500,000	2,658,850
California Housing Finance Agency, Home Mortgage Revenue	4.80	8/1/36	2,500,000	2,321,425
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	3,545,000 a	3,863,376
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	1,455,000 a	1,582,371
Chabot-Las Positas Community College District, GO (Insured;				

AMBAC)	0.00	8/1/32	6,000,000	1,642,500
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.80	6/1/13	3,000,000 a	3,615,420
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	3,500,000	3,290,595
Colorado--9.2%				
Colorado Springs, HR	6.38	12/15/10	2,835,000 a	3,112,263
Colorado Springs, HR	6.38	12/15/30	2,890,000	3,012,709
University of Northern Colorado Board of Trustees, Auxiliary Facilities System Revenue (Insured; FSA)	5.00	6/1/35	11,000,000 b,c	11,416,900
District of Columbia--1.4%				
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/09	1,605,000 a	1,690,755
District of Columbia, Revenue (Catholic University America Project) (Insured; AMBAC)	5.63	10/1/29	475,000	494,371
District of Columbia Housing Finance Agency, SFMR (Collateralized: FHA, FNMA, GNMA and GIC; Trinity Funding)	7.45	12/1/30	500,000	508,735
Florida--1.4%				
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/09	30,000 a	31,724
Orange County Health Facilities Authority, HR (Orlando Regional Healthcare System)	6.00	10/1/26	1,470,000	1,508,690
South Lake County Hospital District, Revenue (South Lake Hospital, Inc.)	5.80	10/1/34	1,095,000	1,110,746
Illinois--11.7%				
Chicago (Insured; FGIC)	6.13	7/1/10	3,685,000 a	3,985,770
Chicago (Insured; FGIC)	6.13	7/1/10	315,000 a	340,710
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	55,000	55,142
Illinois Finance Authority, Revenue (Sherman Health				

Systems)	5.50	8/1/37	2,000,000	1,922,320
Illinois Health Facilities Authority, Revenue (Advocate Health Care Network)	6.13	11/15/10	5,800,000 a	6,272,526
Illinois Health Facilities Authority, Revenue (OSF Healthcare System)	6.25	11/15/09	7,000,000 a	7,455,280
Illinois Health Facilities Authority, Revenue (Swedish American Hospital)	6.88	5/15/10	2,000,000 a	2,165,540
Indiana--2.6%				
Anderson, EDR and Improvement Bonds (Anderson University Project)	5.00	10/1/32	2,450,000	2,237,389
Franklin Township School Building Corporation, First Mortgage Bonds	6.13	7/15/10	2,500,000 a	2,729,150
Iowa--.6%				
Coralville, Annual Appropriation Urban Renewal Tax Increment Revenue	5.00	6/1/47	1,275,000	1,128,413
Maryland--5.1%				
Maryland Economic Development Corporation, Student Housing Revenue (University of Maryland, College Park Project)	5.63	6/1/13	2,000,000 a	2,229,600
Maryland Health and Higher Educational Facilities Authority, Revenue (The Johns Hopkins University Issue)	6.00	7/1/09	7,000,000 a	7,375,340
Massachusetts--6.4%				
Massachusetts Development Finance Agency, SWDR (Dominion Energy Brayton Point Issue)	5.00	2/1/36	2,000,000	1,849,640
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	1/1/12	530,000 a	588,809
Massachusetts Health and Educational Facilities Authority, Healthcare System Revenue (Covenant Health Systems Obligated Group Issue)	6.00	7/1/31	1,970,000	2,045,924
Massachusetts Housing Finance Agency, SFHR	5.00	12/1/31	2,500,000	2,393,975
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	5,235,000	5,246,779
Michigan--3.6%				

Hancock Hospital Finance Authority, Mortgage Revenue (Portgage Health) (Insured; MBIA)	5.45	8/1/08	2,175,000 a	2,202,296
Michigan Strategic Fund, SWDR (Genesee Power Station Project)	7.50	1/1/21	4,685,000	4,559,161
Minnesota--1.4%				
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/10	2,420,000 a	2,655,781
Minnesota Agricultural and Economic Development Board, Health Care System Revenue (Fairview Health Care Systems)	6.38	11/15/29	80,000	83,773
Mississippi--3.2%				
Mississippi Business Finance Corporation, PCR (System Energy Resources, Inc. Project)	5.88	4/1/22	6,000,000	5,999,340
Missouri--4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,328,975
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (BJC Health System)	5.25	5/15/32	2,500,000	2,531,900
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.25	12/1/10	2,500,000 a	2,735,275
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	140,000	141,723
Nevada--2.2%				
Clark County, IDR (Southwest Gas Corporation Project) (Insured; AMBAC)	6.10	12/1/38	4,000,000	4,224,080
New Jersey--3.5%				
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/31	1,610,000	1,529,677
New Jersey Turnpike Authority, Turnpike Revenue (Insured; AMBAC)	5.00	1/1/35	5,000,000	5,091,450
New Mexico--2.3%				
Farmington, PCR (Public Service Company of New Mexico San Juan Project)	6.30	12/1/16	3,000,000	3,007,860

New Mexico Mortgage Finance Authority, Single Family Mortgage Program (Collateralized: FHLMC and GNMA)	6.85	9/1/31	1,400,000	1,421,308
New York--.8%				
Long Island Power Authority, Electric System General Revenue	5.00	9/1/27	1,500,000	1,537,440
North Carolina--3.0%				
Gaston County Industrial Facilities and Pollution Control Financing Authority, Exempt Facilities Revenue (National Gypsum Company Project)	5.75	8/1/35	1,500,000	1,415,640
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/26	3,000,000	3,008,520
North Carolina Housing Finance Agency, Home Ownership Revenue	6.25	1/1/29	1,185,000	1,200,606
Ohio--10.4%				
Buckeye Tobacco Settlement Financing Authority, Tobacco Settlement Asset-Backed Bonds	6.50	6/1/47	8,000,000	8,223,280
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth System Project)	6.13	2/15/09	5,000,000 [a]	5,217,900
Ohio Housing Finance Agency, Residential Mortgage Revenue (Collateralized; GNMA)	5.75	9/1/30	35,000	35,342
Rickenbacker Port Authority, Capital Funding Revenue (OASBO Expanded Asset Pooled)	5.38	1/1/32	4,090,000	4,401,658
Toledo-Lucas County Port Authority, Special Assessment Revenue (Crocker Park Public Improvement Project)	5.38	12/1/35	2,000,000	1,919,040
Oklahoma--1.4%				
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/09	1,875,000 [a]	1,954,781
Oklahoma Development Finance Authority, Revenue (Saint John Health System)	6.00	2/15/29	625,000	644,494
Oregon--2.7%				
Oregon Department of Transportation, Highway User Tax Revenue	5.00	11/15/28	5,000,000	5,204,600
Pennsylvania--6.3%				
Pennsylvania Economic Development Financing Authority, RRR				

(Northampton Generating Project)	6.60	1/1/19	3,500,000	3,501,470
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/11	5,995,000 a	6,634,846
Sayre Health Care Facilities Authority, Revenue (Guthrie Health)	5.88	12/1/31	1,755,000	1,813,020
Rhode Island--1.2%				
Rhode Island Housing and Mortgage Finance Corporation, Homeownership Opportunity Revenue	4.70	10/1/32	2,405,000	2,220,537
South Carolina--10.7%				
Lancaster Educational Assistance Program, Inc., Installment Purchase Revenue (The School District of Lancaster County, South Carolina, Project)	5.00	12/1/26	5,000,000	4,927,650
Medical University of South Carolina, Hospital Facilities Revenue	6.00	7/1/09	2,500,000 a	2,630,650
Piedmont Municipal Power Agency, Electric Revenue	5.25	1/1/21	3,500,000	3,524,115
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	2,500,000	2,484,875
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/28	2,900,000	2,948,256
Tobacco Settlement Revenue Management Authority of South Carolina, Tobacco Settlement Asset-Backed Bonds	6.38	5/15/30	3,750,000	3,762,975
Tennessee--2.4%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/36	2,000,000	1,964,700
Knox County Health, Educational and Housing Facility Board, Revenue (University Health System, Inc.)	5.25	4/1/36	2,700,000	2,612,925
Texas--11.3%				
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue Improvement (Insured; FSA)	5.00	11/1/35	1,600,000	1,588,000

Gregg County Health Facilities Development Corporation, HR (Good Shepherd Medical Center Project) (Insured; Radian)	6.38	10/1/10	2,500,000 [a]	2,734,625
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Healthcare System)	6.38	6/1/11	3,565,000 [a]	3,948,844
Lubbock Educational Facilities Authority, Improvement Revenue (Lubbock Christian University)	5.25	11/1/37	1,500,000	1,400,550
Port of Corpus Christi Authority of Nueces County, Revenue (Union Pacific Corporation Project)	5.65	12/1/22	4,500,000	4,614,435
Texas (Veterans Housing Assistance Program) (Collateralized; FHA)	6.10	6/1/31	7,000,000	7,175,980
Utah--.1%				
Utah Housing Finance Agency, SFMR (Collateralized; FHA)	6.00	1/1/31	170,000	173,975
Vermont--1.1%				
Vermont Educational and Health Buildings Financing Agency, Revenue (Saint Michael's College Project)	6.00	10/1/28	1,500,000	1,636,950
Vermont Housing Finance Agency, SFHR (Insured; FSA)	6.40	11/1/30	445,000	450,932
Washington--2.8%				
Washington Higher Educational Facilities Authority, Revenue (Whitman College)	5.88	10/1/09	5,000,000 [a]	5,243,450
West Virginia--1.3%				
The County Commission of Pleasants County, PCR (Allegheny Energy Supply Company, LLC Pleasants Station Project)	5.25	10/15/37	2,500,000	2,426,525
Wisconsin--5.0%				
Badger Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	2,500,000	2,621,700
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care, Inc.)	5.60	2/15/29	4,975,000	4,909,778
Wisconsin Health and Educational Facilities Authority, Revenue (Marshfield Clinic)	5.38	2/15/34	2,000,000	1,921,280
Wyoming--.7%				
Sweetwater County, SWDR (FMC Corporation Project)	5.60	12/1/35	1,500,000	1,422,795
U.S. Related--9.7%				

	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	8,000,000 b,c	8,157,200
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	10,000,000 b,c	10,196,500
Total Long-Term Municipal Investments (cost $290,231,112)				**299,223,463**

Short-Term Municipal Investments--.6%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Maryland--.5%				
Maryland Economic Development Corporation, Multi-Modal Revenue (United States Pharmacopeial Project) (Insured; AMBAC and Liquidity Facility; Bank of America)	3.48	1/1/08	960,000 d	960,000
Texas--.1%				
Harris County Health Facilities Development Corporation, Special Facilities Revenue (Texas Medical Center Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.53	1/1/08	200,000 d	200,000
Total Short-Term Municipal Investments (cost $1,160,000)				**1,160,000**
Total Investments (cost $291,391,112)			**158.3%**	**300,383,463**
Liabilities, Less Cash and Receivables			**(5.6%)**	**(10,674,338)**
Preferred Stock, at redemption value			**(52.7%)**	**(100,000,000)**
Net Assets Applicable to Common Shareholders			**100.0%**	**189,709,125**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2007, these securities amounted to $29,770,600 or 15.7% of net assets applicable to Common Shareholders.

c   Collateral for floating rate borrowings.

d   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement

CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance